

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2015**
> **File No. 001-35898**

Dear Mr. Ein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that in your disclosure throughout the proxy statement as well as in the proposal starting on page 75, you have combined the discussion of the various proposed amendments to the charter. We also note that on the proxy card, you have numbered each charter amendment proposal as a subparagraph of the number 2 (i.e. 2a, 2b, 2c and 2d). We further note your statement elsewhere that if the merger proposal and the charter amendment proposal relating to the Jones Act are not approved, the other proposals (except the adjournment proposal) will not be presented to the stockholders for a vote and the mergers will not be consummated. Please clarify whether any of the charter amendment proposals are mutually conditioned on each other or to the merger proposal. If any of the proposals are mutually conditioned, revise the proxy statement and proxy card accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Summary of the Material Terms of the Merger

Questions and Answers About the Proposals, page 3

2. Please revise this entire section to provide disclosure using short sentences and paragraphs. Divide the longer Answers into multiple questions and answers. Please include bullet points and numbered paragraphs to improve readability. Currently, your Answers contain sentences that are up to 15 lines long, and duplicate almost verbatim the disclosure found in other parts of the proxy, such as the "Summary of the Material Terms of the Merger" and "Summary of the Proxy Statement" sections that immediately precede and follow this "Question and Answer" section.

3. Please include a separate question and answer to discuss the timing constraints with respect to the merger transaction.

4. Please include a separate question and answer to disclose the business and management of the combined company going forward if the merger proposal is approved. Briefly discuss the financial condition and results of operations of Lindblad, such as the total assets, liabilities and net income as of a recent period.

5. Please include a separate question and answer to discuss the merger consideration the stockholders of Lindblad will receive upon consummation of the merger transaction. For example, disclose that the stockholders of Lindblad will receive merger consideration having an aggregate value of approximately $330,000,000, comprised of approximately $90,000,000 in cash and approximately 24,000,000 shares of the Company's common stock, including options to purchase shares of Capitol's common stock. Compare this amount with the total assets of Capitol prior to the merger.

6. Please include a separate question and answer to discuss the specific conditions regarding consummation of the merger transaction. For example, we note disclosure in your Form S-1, file number 333-187519 that "We will consummate our initial business combination only if we have net tangible assets of at least $5 million upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination." Please also disclose in the answer that the transaction will not be consummated if holders of more than 18,249,999 of the public shares (representing approximately 91% of the public shares) properly demand conversion of their shares into cash.

7. Please include a separate question and answer to discuss the effect on the company's common stock if the merger transaction is consummated. Disclose:
    - the current trading price of the Capitol common stock on the Nasdaq,
    - the possible effect on the trading price of the common stock if the merger transaction with Lindblad were consummated, and

- the approximate price per share that a holder who demands conversion might receive.

Include a discussion of the possible post-merger effect on the trading price of the stock due to any transactions related to the merger, such as the issuance to the Lindblad shareholders of 24 million shares of Capitol stock and options to purchase 3,982,212 shares of Capitol common stock with an exercise price of $1.69 per share.

8. Please include a separate question and answer to discuss whether the merger proposal could be consummated in circumstances where:
    - a majority of the outstanding shares of common stock might not have voted in favor of the transaction, or
    - more than 91% of the public shares might have demanded conversion of their shares into cash.

Specifically, discuss the ability of the Capitol initial stockholders, Lindblad or Lindblad's stockholders to enter into share purchases and other transactions that would increase the likelihood of obtaining majority approval, and/or increase the likelihood of not surpassing the maximum allowable conversion. Discuss the possible depressive effect these transactions may have on the price of your common stock.

9. We note the sentence on page 6 that "If you exercise your conversion rights, then you will be exchanging your shares of Capitol common stock for cash and will no longer own these shares following the mergers." Please move this sentence so that it is part of the answer to the question on page 5 "Do I have conversion rights?"

10. We note the second paragraph on page 7 of the answer to the question "What happens if the mergers are not consummated?" Please provide a separate question regarding the interests of Capitol's directors and officers in the merger, and the conflict of interest arising therefrom. In the answer, disclose the estimated aggregate amount that Capitol's directors and officers would forfeit or be liable for if the merger transaction is not consummated. Please also disclose and quantify the specific components. For example, disclose the forfeiture of or loss due to:
    - 5,000,000 initial shares held by Capitol's initial stockholders, including its directors and officers, that had an aggregate market value of $49,650,000 based upon the closing price on March 16, 2015;
    - 5,600,000 sponsor warrants that had an aggregate market value of $5,296,480 based on the closing price per warrant on the Nasdaq on March 16, 2015;
    - non-employee director compensation annual cash fees of $50,000 (not including any additional fees for service as Chairman of the Board or as a committee member or chair) and an annual grant of $75,000 in shares of restricted stock that vests over three years for Messrs. Ein and Dryden;

- personal liability of Messrs. Ein and Dryden to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Capitol;
- loans in the aggregate of approximately $1,460,000 made by the initial stockholders to Capitol; and
- out-of-pocket expenses incurred by Capitol's officers, directors, initial stockholders and their affiliates in connection with certain activities on Capitol's behalf.

11. Please provide a separate question and answer to disclose that the board of directors of Capitol chose to not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the business combination. Discuss the reasons why, as well as the risks stemming from the lack of a third-party valuation or fairness opinion.

12. Please provide a separate question and answer regarding the requirement under Capitol's amended and restated certificate of incorporation that the business acquired by Capitol must have a fair market value equal to at least 80% of the balance of the funds in the trust account. Discuss specifically how the board determined the fair market value of the 80% test was met. See also comment 15 below.

The Merger Proposal

Background of the Mergers, page 48

13. We note your statement in several places that the parties circulated or met to discuss "key aspects," "key issues" or "key open issues." We further note your statement that "The financial terms of the letter of intent were substantially consistent with the terms of the merger agreement that was ultimately executed." Please significantly expand your discussion in this section to disclose the details of the discussions between Capitol and Lindblad with respect to the material terms of the merger. Provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration.

Capitol's Board of Directors' Reasons for Approval of the Merger, page 51

14. We note the bulleted list of factors that the Capitol board considered in connection with the business combination. Please disclose whether the Capitol board considered as a factor the interests of Capitol's directors and officers in the merger, including the amounts such persons would forfeit or be liable for if a merger transaction is not consummated by the May 15, 2015 deadline.

Satisfaction of 80% Test, page 54

15. Please disclose the calculation you used to determine that the 80% test was met. In this regard, it is not clear how you concluded that the test for 80% of the balance of the funds in the trust account is met based on "qualitative factors." This 80% test appears to require you to compare the value of Lindblad's fair market value against the balance of the funds in your trust account, and 80%, fair market value, and balance of the trust account are numbers.

Pro Forma Condensed Combined Statement of Operations - For the Year Ended December 31, 2014, page 73

16. Please clarify the number of shares to be issued under the scenario "Minimum Debt Financing." In this regard, it appears the adjustment on the face of the statement is 11 million shares for a total of $110,000,000, which appears to be the balance of the trust account after considering the $90 million cash payment to Lindblad, while the description of this scenario here and elsewhere in your filing appears to indicate 9 million shares is used in the calculation.

17. Tell us your consideration to present a pro forma adjustment for (1) the option agreement granting National Geographic the right to purchase from Mr. Lindblad a number of shares of Capitol common stock equal to five percent of Capitol's issued and outstanding common stock as of the closing of the mergers and/or (2) the charitable contribution of an aggregate of 375,000 founder's shares to Lindblad Expeditions-National Geographic Joint Fund for Exploration and Conservation for no additional consideration to be contributed one day after the closing of the mergers.

Note D, page 73

18. Please revise this discussion to include the amount of debt and related interest rate used to calculate this amount similar to the information presented in Note E.

The Charter Amendment Proposals, page 75

19. We note that Section I of your current charter states that "Prior to a Business Combination, the Board of Directors may not issue (i) any shares of Common Stock or any securities convertible into Common Stock; or (ii) any securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Common Stock on a Business Combination." Please tell us how you have complied with this provision. For example, we note that in May 2013, Capitol effected a stock dividend of 0.2 shares for each outstanding share of common stock, resulting in Capitol's sponsor and officers and directors holding an aggregate of 5,175,000 founder's shares, of which 175,000 shares were subsequently forfeited.

The Director Election Proposal

Outstanding Equity Awards at Fiscal 2014 Year End, page 97

20. Please revise to include a column titled "equity incentive plan awards: number of securities underlying unexercised unearned options" or advise. Refer to Item 402(f) of Regulation S-K.

Business of Lindblad

Overview, page 111

21. Please delete or substantiate your statements that Lindblad provides "compelling value proposition to [its] target demographics, "distinctive product offering," "compelling value proposition," "differentiated and compelling offerings," and "differentiated and compelling nature of [your] expeditions."

22. Please substantiate your statement on page 111 that Lars-Eric Lindblad is "considered by many as the father of ecotourism and led the first citizen explorers to many destinations that were previously limited to scientists." Similarly, substantiate your statement on page 113 that Sven-Olof Lindblad, founder, President and Chief Executive Officer of Lindblad, is "recognized as pioneer in the field."

23. Please substantiate your statement on page 111 that Lindblad is a "global leader in expedition cruising and adventure travel experiences" and your statement on page 112 that Lindblad "has been a leader in expedition cruising, known for providing distinctive experiences to its guests."

Expertise and Name Recognition, page 112

24. We note that you have received "numerous awards and honors." If these awards are generally known or industry-wide, please briefly describe the criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

Maximize and Grow Net Yields, page 115

25. We note your statement that Lindblad's net yield amounts are significantly higher than those reported by the large scale cruise line operators serving the broader market. Please quantify the net yield amounts of the large scale cruise line operators serving the broader market.

Strategic Alliance with National Geographic, page 112 and 116

26. Because Lindblad's strategic alliance with National Geographic appears to be material to current and future business of the company, please disclose here the material terms of various agreements with National Geographic and the expiration dates for all such agreements. Please also disclose the material terms of your option agreement that will grant National Geographic the right to purchase up to five percent of your stock. In addition, clarify the current status of the licensing contract extension with National Geographic. It may be beneficial for clarity purposes to combine the two different sections entitled "Strategic Alliance with National Geographic" appearing on pages 112 and 116.

27. We note your disclosure here that the current agreement between Lindblad and National Geographic will be extended through 2025 in connection with the merger with Capitol, and that this extension is contingent on the execution by Sven-Olof Lindblad of an option agreement granting National Geographic the right to purchase from Mr. Lindblad a number of shares of Capitol common stock equal to five percent of Capitol's issued and outstanding common stock as of the closing of the mergers. Please tell us how this transaction will be valued and recorded on Lindblad's financial statements, and how this transaction is recorded in the pro forma financial statements.

Ship Maintenance, page 119

28. Please disclose the average age of your vessels and the anticipated increase in ship maintenance expenses due to continued aging of your fleet.

Competition, page 126

29. Please revise this section to name your principal competitors.

Lindblad's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 127

30. Please include an "Overview" section describing the most important matters on which the company is focusing in evaluating Lindblad's financial condition and operating performance. To enhance an investor's understanding of Lindblad's business, you should provide insight regarding material opportunities, challenges and risks on which management is focused in both the short and long term, as well as the steps you are taking to address them. Likewise, include a discussion of economic or industry-wide factors that are relevant to the company. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

For example, we note discussion on page 116 of plans to order two new coastal vessels for delivery targeted in 2017 and 2018 following the merger, as well as discussion on page 132 of a reduction in charter inventory in order to maximize yields, and discussion on page 133 of increases in inventory for vessels that service the Amazon and the Mediterranean. As another example, we note the increase in your working capital deficit to $59.7 million as of December 31, 2014 as compared to a working capital deficit of $25.1 million as of December 31, 2013, and your statement on page 135 that, "Similar to others in the industry, Lindblad operates with a meaningful working capital deficit."

Lindblad's Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Presentation

Results of Operations, page 130

31. We note from the table on page 131 that Available Guest Nights increased in 2014 as compared to 2013, while Maximum Guests decreased in the same period. As both are measures based on double occupancy per the definitions on page 128, please explain to us in your response the facts and circumstances leading to this situation.

Liquidity and Capital Resources, page 134

32. You indicate on page FS-24 that you currently have no intention to remit any additional undistributed earnings of your foreign subsidiaries in a taxable manner. Revise to disclose the amount of cash, cash equivalents, and investments that are currently held outside of the U.S. that are subject to restriction from and/or additional taxes upon repatriation. To the extent that the majority of such funds are held in certain countries, disclose the names of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Beneficial Ownership of Securities, page 136

33. Please identify the natural persons with voting and investment power over the shares held by Capitol Acquisition Management 2 LLC, T. Rowe Price Associates, Inc., Fir Tree Inc., BlueMountain Capital Management, LLC, AQR Capital Management, LLC, TD Asset management, and National Geographic Society.

Certain Relationships and Related Person Transactions

Lindblad Related Person Transactions, page 142

34. Please advise why you have not listed here the charitable contribution of 500,000 founders shares to the Lindblad Expeditions disclosed on page 14. Refer to Item 404(a) of Regulation S-K.

35. We note your statement on page FS-9 that Cruise/Ferry Master Fund I, N.V. ("CFMF") has controlled Lindblad since 2009. We further note your disclosure on page 134 regarding an increase in net cash used in investing activities in the year ended December 31, 2014 due to a $25.0 million initial cash payment in connection with the purchase of an investment in CFMF. Please tell us whether any transactions with CFMF require disclosure in this section.

Financial Statements of Lindblad Expeditions, Inc. and Subsidiaries

Statements of Cash Flow, page FS-7

36. We note from your disclosure on page FS-12 that amounts held in the restricted cash and marketable securities represent funds required to be held in certificates of deposit by certain vendors and regulatory agencies. Please support your inclusion in changes in restricted cash in investing rather than operating cash flows. Refer to the guidance in FASB ASC 230-10-20.

Note 1 – Business

Acquisitions, page F-9

37. We note your assertion here that, due to the warrant to purchase 60% of the fully diluted shares of Lindblad issued to CFMF as part of the 2009 loan amendment, you believe CFMF has control of Lindblad. Please tell us how CFMF's possession of an unexercised warrant gives CFMF the direct or indirect ability to determine the direction of management and policies, the definition of "control" as stated in the Master Glossary of the FASB ASC.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page FS-11

38. Please revise your accounting policy for revenue recognition to discuss the various ways in which you earn revenue and indicate whether your material revenue streams are recognized on a gross or net basis. In this regard, your policy here addresses only the cost of tours, deposits, and cancellation fees, while your discussion on page 127 includes pre- or post-expedition excursions, hotel accommodations, land-based expeditions, air transportation to and from the ships, goods and services rendered onboard that are not included in guest ticket prices, and trip insurance. Additionally, it appears from your discussion on page 127 of the composition of costs of tours that other revenue is recorded on a gross basis. In your response, please provide support for recording each of these items on a gross, rather than net basis in the income statement pursuant to FASB ASC 605-45.

Selling and Administrative Expenses, page FS-11

39. Please describe to us in your response the various types of promotional expenses you incur. Specifically, address whether any of your promotions involve cash back or on-board credits. Revise to disclose your accounting policy and the amounts recognized for promotional programs, and the related classification for each period presented, if significant, pursuant to FASB ASC 605-50-50.

Earnings per Common Share, page FS-11

40. Revise to include a reconciliation of the numerators and denominators for both basic and diluted per-share computations for each period presented. In this regard, you should quantify the weighted average number of shares included in your computations by security type, including separate presentation of the shares underlying warrants that can be issued for little consideration. Please refer to FASB ASC 260-10-50-1.

Equity Method Investment, page FS-14

41. Please revise your disclosure here to describe CFMF's business. Include in your disclosure how CFMF is related to DVB.

42. We note here that you executed $47 million of the $96 million CFMF purchase agreement in December 2014, and that you have recorded this as an equity method investment. Please tell us how you considered the requirements of Rule 3-09 of Regulation S-X.

43. As a related matter, you disclose on page FS-9 that you plan to close the remaining ownership stake in CFMF on or before June 30, 2015. Please confirm if you concluded it is probable that you will acquire the remaining equity of CFMF as of December 31, 2014. If so, please tell us how you considered the requirements of Rule 3-05 of Regulation S-X and Rule 11-01(a)(1) of Regulation S-X to provide audited and pro forma financial statements for CFMF, respectively.

44. Finally, given the relative significance of this investment to assets as of December 31, 2014, please tell us what consideration you gave to the presentation of summarized information as to assets, liabilities, and results of operations of the investees in the financial statement footnotes. Refer to FASB ASC 323-10-50-3(c).

Note 7 – Long Term Debt

Junior Credit Facility, page FS-21

45. Please tell us how you determined the number of shares used in the Black-Scholes valuation of 154,287.

46. As a related matter, please revise to disclose the amount of unamortized discount related to the 60% warrant at each balance sheet date pursuant to FASB ASC 740-20-50.

47. We note your disclosure here that you consider the Second Amended Junior Credit Facility to be a modification, not an extinguishment of the First Amended Junior Credit Facility. FASB ASC 470-50-40-6 states that a substantial modification of terms shall be accounted for like an extinguishment, and should be accounted for in accordance with FASB ASC 405-20-40-1. In this regard, we note a 66% increase in the interest rate from 6% to 10%, an extension of maturity date by 6 years, and an increase in overall availability under the facility of 60%, from $25 million to $40 million. Please tell us why you believe these changes do not constitute a substantial modification of terms.

Note 8 – Income Taxes, page FS-22

48. You disclose that should additional amounts of your foreign subsidiaries' undistributed earnings be remitted to the U.S. as taxable dividends, you would expect that this would result in additional U.S. tax at your 34% statutory rate and offset by any potential foreign tax credits. Pursuant to FASB ASC 740-30-50-1(c), revise to disclose the amount of the unrecognized deferred tax liability if determination of that liability is practicable or disclose a statement that determination is not practicable.

Note 9 – Commitments and Contingencies

Royalty Agreement – National Geographic, page FS-25

49. Please revise your disclosure here to include a discussion of how the royalty fee payable to National Geographic is calculated, and where it is recorded on the income statement. This disclosure should be similar to your disclosure related to the royalty agreement for the Islander.

50. Please revise your disclosure related to the extended license agreement with National Geographic to include a description of the consideration received by National Geographic, and how such consideration will be valued and recorded in your financial statements.

Legal Proceedings, page FS-26

51. Please revise your disclosure related to the November 2013 settlement to include the facts and circumstances surrounding the lawsuit pursuant to FASB ASC 450-20-50.

Note 15, page FS-30

52. We note your disclosure of a promissory note dated November 3, 2014 providing for up to $3,500,000 of advances from the Company to Sven Lindblad. Please tell us how you

intend to comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller